UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

We may disclose to prospective investors certain information that has not been previously publicly reported. This report and the information, statements, and opinions contained in this report do not constitute a public offer under any applicable legislation, an offer to sell, or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments. We have elected to provide the information in this report for informational purposes.

Cautionary Statement Regarding Forward-Looking Statements

This report contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, these statements can be identified by the use of forward-looking words such as, but not limited to, “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “goal,” “strategy,” “intend,” “aimed,” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our expectations and projections about future events based on our knowledge of present facts and circumstances, and assumptions about future events. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to our plans, objectives, goals, targets and expectations (operative, financial or otherwise). Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results may vary, including materially, from historical results or results anticipated by forward-looking statements due to various factors. Some of the risks, uncertainties, assumptions, and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

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changes in general economic, political and social conditions, including new governments and decisions implemented by such new governments, changes in laws or regulations in the countries in which we do business, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we operate, consumer confidence, and the liquidity of the financial and capital markets in Mexico, the United States, the European Union (the “EU”), the United Kingdom or other countries in which we operate;

•	the cyclical activity of the construction sector and reduced construction activity in our end markets or reduced use in our end markets for our products;

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our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the public and private infrastructure and energy sectors;

•	volatility in pension plan asset values and liabilities, which may require cash or other contributions to the pension plans;

•	changes in spending levels for residential and commercial construction and general infrastructure projects;

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

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any impact of not maintaining investment grade debt rating or not obtaining investment grade debt ratings from additional rating agencies on our cost of capital and on the cost of the products and services we purchase;

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availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices of raw materials, good and services, as a result of inflation, trade barriers, measures imposed by governments or as a result of conflicts between countries that disrupt supply chains;

•	our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment, services and essential suppliers;

•	competition in the markets in which we offer our products and services;

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the impact of environmental cleanup costs and other remedial actions, and other environmental, climate and related liabilities relating to existing and/or divested businesses, assets and/or operations;

•	our ability to secure and permit aggregates reserves in strategically located areas in amounts that our operations require to operate or operate in a cost-efficient manner;

•	the timing and amount of federal, state, and local funding for infrastructure;

•	changes in our effective tax rate;

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our ability to comply with regulations and implement technologies and other initiatives that aim to reduce and/or capture CO2 emissions and comply with related carbon emissions regulations in place in the jurisdictions where we have operations;

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the legal and regulatory environment, including environmental, climate, trade, energy, tax, antitrust, sanctions, export controls, construction, human rights, and labor welfare, and acquisition-related rules and regulations in the countries and regions in which we operate;

•	the effects of currency fluctuations on our results of operations and financial condition;

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our ability to satisfy our obligations under our debt agreements, the indentures that govern the Notes (as defined herein) and our other debt instruments and financial obligations, and also regarding our subordinated notes with no fixed maturity and other financial obligations;

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adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by third parties, government and regulatory agencies, including antitrust investigations and claims;

•	our ability to protect our reputation and intellectual property;

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our ability to consummate asset sales or consummate asset sales in terms favorable to us, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing and commercial initiatives for our products and services, and generally meet our business strategy’s goals;

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the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches;

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the effects of climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, shortage of usable water, wildfires and natural disasters, such as earthquakes, hurricanes, tornadoes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials;

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trade barriers, including but not limited to tariffs or import taxes, including those imposed by the United States to key markets in which we operate, in particular, Mexico and the EU, and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement, and the overall impact that the imposition or threat of trade barriers may cause on the overall economy of the countries in which we do business or that are part of our global supply chain;

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availability and cost of trucks, railcars, barges, and ships, terminals, warehouses, as well as their licensed operators, drivers, staff and workers, for transport, loading and unloading of our materials or that are otherwise a part of our supply chain;

•	labor shortages and constraints;

•	our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations;

•	our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities;

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terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, conflicts in the Middle East, and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime;

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the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services;

•	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;

•	the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events (including global health hazards such as COVID-19);

•	our ability to implement our “Future in Action” climate action program and achieve our sustainability goals and objectives; and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2024.

Many factors could cause our expectations, expected results, and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of success and/or implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance, or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of our operations and the development of market conditions in which we operate, or other circumstances or assumptions that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of our forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements, as such forward-looking statements speak only as of the date on which they are made. The forward-looking statements and information contained in this report are made as of the date of this report and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this report, whether to reflect new information, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the U.S. Securities and

Exchange Commission, the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores).

This report contains statistical data regarding, but not limited to, the production, distribution, marketing, and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. We generated some of this data internally, and some was obtained from independent industry publications and reports, available as of the date of this report, that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

We act in strict compliance with antitrust laws and as such, among other measures, maintain an independent pricing policy that has been independently developed. Our core element is to price our products and services based on their quality and characteristics as well as their value to our customers. We do not accept any communications or agreements with competitors concerning the determination of its prices for products or services. Unless otherwise indicated, all references to prices, pricing initiatives, price increases or decreases pertain solely to our prices for our products.

This report includes certain non-IFRS financial measures that differ from financial information presented by us in accordance with IFRS Accounting Standards (“IFRS”) in its financial statements and reports containing financial information. These non-IFRS financial measures include “Operating EBITDA” (operating earnings before other expenses, net plus depreciation and amortization) and “Operating EBITDA Margin” (Operating EBITDA for the period divided by our revenues as reported in our financial statements). We consider the closest financial measure to Operating EBITDA in our financial statements under IFRS to be the line item of “Operating earnings before other expenses, net,” as Operating EBITDA adds depreciation and amortization to this line item. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements. Furthermore, our management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

Cautionary Statement Regarding Environmental, Social, and Governance (“ESG”) and Sustainability-Related Data, Metrics, and Methodologies

This report also includes non-financial metrics, estimates, or other information related to ESG and sustainability matters that are subject to significant uncertainties, which may include the methodology, collection, and verification of data, various estimates, and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified.

The preparation of certain information on ESG and sustainability matters contained in this report requires the application of a number of key judgments, assumptions, and estimates. The reported measures in this report reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or, to the extent legally required, may need to be restated or changed. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less sophisticated than the systems and internal control for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/or between reporting periods within organizations as methodologies continue to develop and/or be socialized. The further development of or changes to accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in this report, and the reader may not be able to compare non-financial information performance metrics, data points, or targets between reporting periods on a direct like-for-like basis.

There is currently no single globally recognized or accepted, consistent or comparable set of definitions or standards (legal, regulatory, or otherwise), nor widespread cross-market consensus, of (i) what constitutes, a “green,” “social,” “sustainable,” or any other similarly-labelled activity, product, or asset; (ii) the precise attributes required for a particular activity, product, or asset to be defined as “green,” “social,” “sustainable” or any other similar label; or (iii) climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation can be given, that our activities, products, or assets and/or reporting of such activities, products, or assets will meet any present or future expectations or requirements for describing or classifying such activities, products, or assets as “green,” “social,” “sustainable,” or any other similar label. We expect policies, regulatory requirements, standards, and definitions to continuously develop and evolve over time.

Cautionary Statement Regarding Forward-Looking ESG or Sustainability Statements

Certain sections in this report contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, goals and other metrics, including but not limited to: climate and emissions, Business and Human Rights, corporate governance, Research and Development and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ ambitions when finalized, including the implementation of technologies and other initiatives that aim to reduce and/or capture CO2 emissions. These forward-looking statements also include references to specific programs, such as our “Future in Action” climate action program, as well various ESG-related indicators, objectives or metrics disclosed previously or that may be disclosed in the future, none of which are guarantees and any and all of which may ultimately not be achieved or may be abandoned at any time, whether in part, in full, or within any specific timeframe. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to:

•	the extent and pace of climate change, including the timing and manifestation of physical and transition risks;

•	the macroeconomic environment;

•	uncertainty around future climate-related policy, including the timely implementation and integration of adequate government policies;

•	the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks;

•	changes in customer behavior and demand, changes in the available technology for mitigation and the effectiveness of any such technologies, as some of these new technologies may be unproven;

•	the roll-out of low carbon infrastructure;

•	the availability and adoption of renewable energy within our value chain;

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the development of carbon capture, circular utilization, and sequestration technologies, including the adoption of cost-effective carbon-related technologies such as carbon capture, utilization, and storage;

•	the availability of accurate, verifiable, reliable, consistent, and comparable climate-related data;

•	lack of transparency and comparability of climate-related forward-looking methodologies;

•	variation in approaches and outcomes, as variations in methodologies may lead to under or overestimates and consequently present exaggerated indication of climate-related risk; and

•	reliance on assumptions and future uncertainty (calculations of forward-looking metrics are complex and require many methodological choices and assumptions).

Accordingly, undue reliance should not be placed on these forward-looking statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements, and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations.

There can be no assurance that these standards, practices, requirements, and expectations will not be interpreted differently than our understanding when defining sustainability-related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: June 2, 2025	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Certain information with respect to Cemex, S.A.B. de C.V. (NYSE: CX) and its direct and indirect subsidiaries.